
Mail Stop 3561

June 11, 2010

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074

> **Re: Healthy Fast Food, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed May 26, 2010**
> **File No. 333-164096**

Dear Mr. Cartwright:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated May 14, 2010 regarding statements such as "recent growth in the frozen yogurt industry" on page four and "demand for high-quality healthy foods, in particular healthy fast foods, is increasing" and "growing demand for healthy food" on page 28. In your letter dated May 26, 2010 you refer to articles "in industry periodicals such as *Nation's Restaurant News* and research reports from sources such as Mintel International Group Limited." Please revise to disclose the source you are relying

on for each of these statements. Additionally for any beliefs that are based on observation, discuss the specific observations that have led to each belief and revise to refer to such statements as "beliefs" in the prospectus.

2. We note your response to comment three of our letter dated May 14, 2010. You state that you do not believe you are exposed to significant liability "at this time." Please revise the summary and risk factors sections to discuss the potential liability you may face resulting from price increases.

Prospectus Cover Page

3. We note your new disclosure that you expect to offer the units at or near the price at which your common stock is trading. Please be advised that unless there is an existing trading market for the units, you must state a fixed price at which you are offering the units. Please revise to include a fixed price or advise.

Prospectus Summary, page 4

4. We note your intent to have at least 13 restaurants in operation by the end of 2010. It is not clear how you intend to reach this goal in light of the fact that you presently have only eight open locations with commitments to open only three more in 2010. Please revise or advise.

Management's Discussion and Analysis, page 19
Plan of Operations, page 23

5. We note your response to comment 10 of our letter dated May 14, 2010. As stated in our previous comment, please expand your discussion to clearly explain the consequences if, for whatever reason, you are unable to raise sufficient capital to meet your current and future liquidity needs.

6. You state on page 23 that "[b]ased on our projections, we believe that the operation of our six company-owned cafés will provide sufficient cash to maintain our existing operations indefinitely." Please reconcile your projection that your operations will generate enough cash to maintain existing operations indefinitely with your recent and historic trend of losses and cash used by operations. Additionally reconcile your projection that operations from your existing cafes will generate sufficient cash with your disclosure on page F-6 that you have relied on funding from selling new franchises to augment the cash flow from your company-owned stores.

7. In this regard, we note you have projected that you will need approximately $95,000 per month, in addition to the amounts shown in the table of contractual obligations, to maintain your current operations. However, it appears that in the previous 15 months, you have incurred monthly expenses of approximately $220,000, which is significantly greater than your projection. Please revise your

disclosure to either provide a detailed explanation of your calculation of monthly expenses, including any differences from your historical expense level, or revise your estimate to more closely coincide with historic levels.

8. We note the disclosure in the first paragraph under "Plan of Operations" on page 23 suggesting that if your performance falls short of projections you will compensate by reducing "fixed overhead expenses," and as a result you will reduce franchise expansion activities. Please reconcile this statement, suggesting that you will counteract reduced cash generation by eliminating expenses related to expansion, with your disclosure in the second paragraph in the "Going Concern" discussion on page F-6 that a decrease in the "sales of new franchises" was a significant contributor to your challenged cash position in 2009.

9. Please identify the fixed overhead expenses that you will decrease "[t]o the extent that actual results fall short of [y]our projections." Discuss how decreasing these fixed overhead expenses would impair other aspects of your operations besides "[y]our ability to market and sell franchises," such as generating revenue from operations.

10. We note your response to comment 12 of our letter dated May 14, 2010, and we reissue in part. Please further explain the demands on liquidity that will accompany opening four additional restaurants. Additionally discuss the planned sources of capital to pay the additional lease commitments.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Fay M. Matsukage, Esq.
Fax: (303) 777-3823